Changes in Affiliates (New Affiliate)

PGSF, LLC is a new affiliate company of the POSCO Group. POSCO AMERICA, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of PGSF, LLC.

Company to be affiliated:

• Company Name: PGSF, LLC

• Total Assets (KRW): 3,456,190,000

• Total Shareholders’ Equity (KRW): 3,456,190,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 3,456,190,000

• Current total number of affiliated companies: 177